Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Ocean Energy, Inc.
Commission File No. 1-8094

Investor Notice

     On March 20, 2003, Devon Energy Corporation (“Devon”) and Ocean Energy, Inc. (“Ocean”) filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Devon and Ocean and the proposed transaction. The definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean on March 24, 2003. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Devon and Ocean with the SEC at the SEC’s web site at http://www.sec.gov/. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc., 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

     Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Devon and Ocean’s stockholders is set forth in the joint proxy statement / prospectus that forms a part of the Registration Statement on Form S-4, as amended, filed by Devon on March 20, 2003.

MEMORANDUM

Date: March 20, 2003

To: Devon Employees

From: Larry Nichols and Jim Hackett

Re: Merger Update – Executive Management Members Announced

With the news that the Securities and Exchange Commission has allowed our proxy filings to “go effective,” we have scheduled our respective shareholder meetings on April 25, 2003. We are now able to take the first steps in uniting our two companies into the largest independent oil and gas company in the United States. We are pleased to announce some of the executives who will lead the combined company.

The following management assignments will become effective upon closing at the end of April.

•	Larry Nichols, Chairman and Chief Executive Officer

•	Jim Hackett, President and Chief Operating Officer

•	Brian Jennings, Senior Vice President — Corporate Finance and Development

•	Mike Lacey, Senior Vice President — Exploration and Production

•	Duke Ligon, Senior Vice President — General Counsel

•	Marian Moon, Senior Vice President — Administration

•	John Richels, Senior Vice President — Canadian Division

•	Darryl Smette, Senior Vice President — Marketing and Midstream

•	Bill Vaughn, Senior Vice President — Finance

•	John Schiller, Vice President — Exploration and Production

Jim Hackett, who is currently Chairman, President and Chief Executive Officer of Ocean, will relocate to Oklahoma City, reporting to Larry. Jim joined Ocean in 1999, and prior to that was Chairman, President and Chief Executive Officer of Seagull Energy.

John Schiller, who is currently Executive Vice President — Exploration and Production for Ocean, will also relocate to Oklahoma City and report to Mike Lacey. John joined Ocean Energy in 1998 where he has headed International, Gulf of Mexico, and North American onshore operations.

Brian Jennings, Duke Ligon, Marian Moon and Bill Vaughn will report to Larry. Mike Lacey, John Richels and Darryl Smette will report to Jim.

The merger is progressing at a rapid pace. The proxy was filed with the SEC last night, and our shareholder meetings will take place shortly. In the next month you can expect the following to take place:

     Late April

•	Shareholder meetings

•	Closing

     May and June

•	Communicate job status to employees

•	Communicate new organizational structure

•	Identify office locations

With this portion of the senior management team determined, we can continue the process of staffing the combined company and structuring our two organizations to operate as one. Over the next few weeks, management from both companies will be working together to make these decisions.

We appreciate your patience during this period of transition. We are looking forward to a bright future for Devon!